# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Redwire Corp, CIK 0001819810
CUSIP: 75776W103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Date of event which requires filing of this statement: 10/07/2025
Amends the filing with accession number 0000950103-22-019514
Filed by CIK 0001309111
Persons authorized to receive notices and communications: Bain Capital Credit Member LLC, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2000

## Reporting persons
- BAIN CAPITAL CREDIT MEMBER, LLC (CIK 0001309111): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BCC Redwire Aggregator, L.P. (CIK 0001953825): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Redwire Corp
Address of issuer's principal executive offices: 8226 Philips Highway, Suite 101, Jacksonville, Florida (FL), 32256
Comment:
Item 1 Comment: This Amendment No. 8 (this "Eighth Amendment") amends the Schedule 13D filed with the U.S. Securities and Exchange Commission on November 10, 2022, as amended by Amendment No. 1 filed on December 5, 2022, as further amended by Amendment No. 2, filed on January 22, 2025, as further amended by Amendment No. 3, filed on June 10, 2025 (the "Third Amendment"), as further amended by Amendment No. 4, filed on June 17, 2025 (the "Fourth Amendment"), as further amended by Amendment No. 5, filed on June 23, 2025 (the "Fifth Amendment"), as further amended by Amendment No. 6, filed on July 19, 2025, and as further amended by Amendment No. 7, filed on September 19, 2025 (as amended by this Eighth Amendment, this "Schedule 13D") on behalf of Bain Capital Credit Member, LLC and BCCR (collectively, the "Reporting Persons").

This Eighth Amendment constitutes an exit filing for the Reporting Persons as the Reporting Persons own less than five percent (5%) of the shares of common stock, par value $0.0001 per share (the "Common Stock"), of Redwire Corporation, a Delaware corporation (the "Issuer").

## Item 4. Purpose of Transaction
Purpose of transaction:
Sale of Convertible Preferred Stock

On October 6, 2025, the Reporting Persons exercised its option to convert 28,509.34 shares of Series A Convertible Preferred Stock of the Issuer, par value $0.0001 per share ("Convertible Preferred Stock" and such conversion, the "Conversion") held by the Reporting Persons into shares of Common Stock in accordance with the terms of the Certificate of Designation of the Convertible Preferred Stock filed with the Delaware Secretary of State and effective October 28, 2022 (the "Certificate of Designation") and directed the Issuer to issue the shares of Common Stock issuable upon such conversion to the Reporting Persons. Pursuant to the terms of the Certification of Designation, the Reporting Persons received an aggregate of 9,962,691 shares of Common Stock of the Issuer in connection with the Conversion.

Following the Conversion, on October 7, 2025, the Reporting Persons sold 9,962,691 shares of Common Stock pursuant to Rule 144 of the Securities Act of 1933.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Items 2, 3 and 4 are hereby incorporated by reference into this Item 5(a).

As of the date of this Eighth Amendment, the Reporting Persons are the beneficial owners of 0 shares of Common Stock, which constitutes 0.0% of the outstanding Common Stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Item 5(b) of the Schedule 13D is hereby amended and restated in its entirety:

The information set forth in Item 5(a) is hereby incorporated by reference into this Item 5(b).

As a result of the transactions described herein, as of October 7, 2025, each of the Reporting Persons ceased to be a beneficial owner of more than five percent (5%) of the Common Stock of the Issuer. The filing of this Eighth Amendment constitutes an exit filing for the Reporting Persons.

Other than as disclosed in Item 4 of this Eighth Amendment and Item 4 of the Seventh Amendment, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days of this Seventh Amendment.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

## Signatures
- BAIN CAPITAL CREDIT MEMBER, LLC: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon / Associate General Counsel, Capital Markets (10/09/2025)
- BCC Redwire Aggregator, L.P.: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon / Associate General Counsel, Capital Markets (10/09/2025)